04019709

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUN 2 3 2004 WASH. D.C.

SEC FILE NUMBER
~~8-30593~~ 8-53415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURPHY VAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 ROUTE 9, BUILDING 1, SUITE 4
(No. and Street)

CLIFTON PARK (City) NEW YORK (State) 12065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN R. VAN 518-383-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TEAL BECKER AND CHIARAMONTE CPA'S, P.C.
(Name – *if individual, state last, first, middle name*)

7 WASHINGTON SQUARE (Address) ALBANY (City) N.Y. (State) 12205 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R. CELESTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURPHY VAN SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE P. ROBERTSON
Notary Public - State of New York
No. 01RO6103792
Qualified in Saratoga County
My Commission Expires 1/12/2008

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURPHY VAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

TEAL
BECKER
& CHIARAMONTE
CPAs, P.C.
7 Washington Square
Albany, New York 12205
518·456-6663
FAX: 518·456-3975
www.tbccpa.com

Joseph A. Carioto, CPA
John A. Chiaramonte, CPA
Katharine K. Doran, CPA
James W. Drislane, CPA
Robert H. Kind, CPA
Pasquale M. Scisci, CPA
John R. Teevan, CPA
Kevin B. Tully, CPA

To The Board Of Directors
Murphy Van Securities, Inc.
Clifton Park, New York

Independent Auditors' Report

We have audited the accompanying balance sheet of Murphy Van Securities, Inc. (an S Corporation) as of December 31, 2003, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murphy Van Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teal Becker & Chiaramonte CPAs P.C.

Albany, New York
April 10, 2004

MURPHY VAN SECURITIES, INC.

Balance Sheet

December 31, 2003

Assets

Cash	$ 375
Deposit with clearing organization (Note 2)	24,700
Accounts receivable - trade	19,053
Prepaid assets	3,004
Other assets	137
Total Assets	$ 47,269

Liabilities And Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 7,512
Accrued income taxes	6,863
Total liabilities	14,375
Stockholders' equity:	
Common stock - no par value, 200 shares authorized, issued and outstanding	10,000
Additional paid-in capital	10,000
Retained earnings	12,894
Total stockholders' equity	32,894
Total Liabilities And Stockholders' Equity	$ 47,269

The accompanying notes are an integral part of these financial statements

MURPHY VAN SECURITIES, INC.

Statement Of Income And Retained Earnings

For The Year Ended December 31, 2003

		%
Sales revenue	$ 467,446	100.0
Operating expenses		
Management fees (Note 3)	329,550	70.5
Regulatory fees and clearing charges	25,709	5.5
Professional fees	6,043	1.3
Commission expense	3,081	0.7
Insurance	2,000	0.4
Office expense	1,355	0.3
Amortization expense	55	-
Miscellaneous	40	-
Total operating expenses	367,833	78.7
Operating profit before other income	99,613	21.3
Other income:		
Other income	634	0.1
Interest and dividend income	545	0.1
Total other income, net	1,179	0.2
Income before provision for income taxes	100,792	21.5
Provision for income taxes	7,559	1.6
Net income	93,233	19.9
Retained earnings - beginning	12,961	
Stockholders' distributions	(93,300)	
Retained Earnings - Ending	$ 12,894	

The accompanying notes are an integral part of these financial statements

MURPHY VAN SECURITIES, INC.

Statement Of Cash Flows

For The Year Ended December 31, 2003

Operating activities:	
Net income	$ 93,233
Adjustments to reconcile net income to net cash flows from operating activities:	
Amortization	55
Changes in operating assets and liabilities:	
Accounts receivable - trade	(4,191)
Prepaid expenses	980
Accounts payable and accrued expenses	449
Net cash flows from operating activities	90,526
Financing activities:	
Distributions to stockholders	(93,300)
Net cash for financing activities	(93,300)
Net decrease in cash and cash equivalents	(2,774)
Cash - beginning	27,849
Cash - Ending	$ 25,075
Supplemental disclosures of cash flows information:	
Income taxes paid	$ 3,991

The accompanying notes are an integral part of these financial statements

MURPHY VAN SECURITIES, INC.

Notes To Financial Statements

Note 1: Summary Of Significant Accounting Policies

Background information - Murphy Van Securities, Inc. is a New York State corporation formed in September 2000, for the purpose of providing brokerage services to retail customers on a fully disclosed basis. The Company provides brokerage services for investment securities from its location in Clifton Park, New York.

Cash equivalents - Cash equivalents consist of money market funds and commercial paper with original maturities of 90 days or less. Certificates of deposit and other securities with original maturities in excess of 90 days are classified as short-term investments. Cash equivalents are carried at cost with approximates market.

Allowance for doubtful accounts - The allowance for doubtful accounts is principally provided in amounts considered to be appropriate, based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes - Effective January 1, 2003 the Company elected to be taxed as a Small Business Corporation under Section 1362 of the Internal Revenue Code for federal income tax purposes. Under these provisions all items of taxable income, expense and tax credits are passed through to its stockholders. The Company remained subject to New York State corporation tax for the year ended December 31, 2003.

Securities and Exchange Commission Rule 15c3-3 Exemption - The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2003 or during the year then ended. Customer transactions were not processed by the Company, rather transactions were executed through a clearing organization on a fully disclosed basis. The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors and is not a member of any securities exchange.

MURPHY VAN SECURITIES, INC.

Notes To Financial Statements

Note 2: Deposit With Clearing Organization

The Company maintains an interest bearing deposit with its clearing organization. This deposit is commonly known as a "good faith deposit". This account is subject to withdrawal restrictions imposed by the clearing organization, and is not used for clearing security transactions. The funds are invested in either cash or money market funds.

Note 3: Related Party Transactions

The Company paid management fees to a related company through common ownership. The fees were paid under a management agreement and amounted to $329,550 for the year ended December 31, 2003. In December 2003 a new agreement was executed requiring monthly payments of $2,217 through November 2004. The company may also, at its discretion, reimburse the related entity for costs incurred by the Company that were paid for by the related entity.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by rule 15c3-1, shall not exceed 8 to1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1). At December 31, 2003 the Company had net capital of $20,938 which was $15,938 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .69 to 1 at December 31, 2003.

ADDITIONAL INFORMATION

MURPHY VAN SECURITIES , INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
AT DECEMBER 31, 2003

Net Capital		
Total Stockholders' Equity Qualified for Net Capital	$	32,894
Deductions and/or Charges:		
Non-Allowable Assets:		
Other receivables		2,088
Commissions receivable - variable annuity contracts		6,727
Prepaid expenses		3,004
Other assets		137
Net Capital Before Haircuts on Securities Positions		20,938
Haircuts on Securities		-
Net Capital	$	20,938
Aggregate Indebtedness		
Items Included in Balance Sheet:		
Accounts Payable and Accrued Expenses	$	7,512
Accrued income taxes		6,863
Total Aggregate Indebtedness	$	14,375
Computation of Basic Net Capital Requirement		
6 2/3 % of Aggregate Indebtedness	$	958
Minimum Net Capital Requirement	$	5,000
Excess Net Capital Over Minimum Net Capital Requirement	$	15,938
Excess Net Capital at 1000%*	$	19,501

* Calculated as Net Capital - (Total Aggregate Indebtedness x 10%)

Schedule II

MURPHY VAN SECURITIES , INC.
RECONCILIATION OF NET CAPITAL AS REQUIRED BY S.E.C. RULE 17a-5(d)(4)
AT DECEMBER 31, 2003

Reconciliation with FOCUS report as originally filed (Included in Part II of as of December 31, 2003.)

Net Capital, as reported in Corporation's FOCUS Report, Part II	$30,506
Audit adjustments:	
Record additional expenses - accrued accounting fees	(6,000)
Record additional expenses - accrued state franchise taxes	(3,568)
Adjust expenses - reclassify salaries as S Corporation distributions	93,300
Record S Corporation distributions	(93,300)
Net Capital Per Audited Financial Statement	$20,938

Schedule III

MURPHY VAN SECURITIES, INC.

Statement Of Changes In Stockholders' Equity

For The Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$ 10,000	$ 10,000	$ 12,961	$ 32,961
Net income	-	-	93,233	93,233
Shareholders' distributions	-	-	(93,300)	(93,300)
Balance At December 31, 2003	$ 10,000	$ 10,000	$ 12,894	$ 32,894

Schedule IV

MURPHY VAN SECURITIES, INC.

Information For Possession Or Control Requirements
Under S.E.C. Rule 15c3-3
December 31, 2003

During the year ended December 31, 2003, Murphy Van Securities, Inc. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing organization. All customer funds and securities were transmitted to the clearing organization which carries all of the accounts of such customers.